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                                                                   EXHIBIT 99(e)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

PIONEER-STANDARD SALES UP 43 PERCENT

   Fiscal 1995 was the ninth consecutive year of record Pioneer-Standard sales and the 23rd year in the 24 years we have been public that sales increased. The year's sales were $832.2 million, up 43 percent from $580.8 million in 1994. The Company's traditional sales increased 36 percent and including the ten-month contribution of the newly acquired Canadian electronics distribution unit, Zentronics, sales increased 43 percent.

   All three of our major product categories added to sales growth this past year. Semiconductor products accounted for 37 percent of sales, compared to 41 percent and 37 percent in 1994 and 1993, respectively. Computer systems products comprised 38 percent of sales compared with 33 percent in 1994 and 39 percent in 1993. Passive and electromechanical products were 22 percent of sales, versus 24 percent in 1994 and 21 percent in 1993. Miscellaneous products accounted for 3 percent in 1995, 2 percent in 1994 and 3 percent in 1993.

   The 1995 gross margin was 18.6 percent compared to 19.8 percent in 1994 and
21.7 percent in 1993. A principal reason for the reduced gross margin percent in 1995 and 1994 was a change in product mix, particularly with respect to the increase in sales volume of microprocessors over the past two years. While microprocessors earn a relatively low gross profit margin, they are marketed through an efficient low cost sales channel. Computer system products had the highest line item value in 1995 and passive and electromechanical products had the lowest, with the gross margin percent of passives being the higher of these two products. The gross margin percent of the semiconductor products was below the other two categories the past two years primarily due to the effect of the increased microprocessor sales noted above.

OPERATING EFFICIENCIES CONTRIBUTE

   As was the case in the prior year, our operating expenses in 1995 increased less rapidly than sales--a direct result of operating efficiencies. Warehouse, selling and administrative expenses in 1995 were 13.4 percent of sales, down from 14.4 percent of 1994, and 16.8 percent of 1993. The improvements in the past three years reflect to some extent the leveraging of expenses on greater sales volume, and to a larger extent the many efficiencies realized through FutureStart, our total quality management initiative. In addition, operating expenses in all three years included outlays for geographic expansion of sales operations.

   The resulting operating profit amounted to $43.7 million, 39 percent ahead of the $31.4 million of fiscal 1994, which was 49 percent greater than the $21.1 million of 1993. Operating profit amounted to 5.2 percent of net sales in 1995 compared with 5.4 percent in 1994 and 4.9 percent in 1993.

   Sales per employee rose to a record $686,000, up from $579,000 in 1994 and $457,000 in 1993. Turns on annual average inventory were 6.5, versus 6.1 in 1994 and 5.3 in 1993.

   Interest expense totaled $4.0 million in 1995, $2.7 million in 1994 and $3.6 million in 1993. Total inter-

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est-bearing debt in-creased by $38.9 million during 1995 primarily due to the working capital needs arising from in-creased sales volume coupled with the cash investment in the Zentronics business and to an increased level of capital expenditures.

   Our equity interest in the net income of our 50%-owned affiliate, Pioneer Technologies, was $2.5 million in fiscal 1995. This compares to $3.0 million in 1994 and $2.5 million in 1993. Pioneer Technologies' sales for fiscal 1995 were $368.1 million, compared to $422.0 million in 1994 and $284.0 million in 1993. Lower 1995 net sales reflected a reduced volume of microprocessor sales which earn a relatively low gross profit margin. Reduced sales, combined with increased operating expenses, impacted current year net income. Notwithstanding lower microprocessor sales volume during 1995, a significant portion of the affiliate's total sales involved highly concentrated sales of certain microprocessors in large quantities which might not be sustainable in future periods and the effect of which could result in a significant impact on the net income of the affiliate. In 1994 and 1993, microprocessor sales were a major factor in the affiliate's growth, representing a significant portion of its sales increase.

   The effective tax rate was 40.8 percent in 1995 compared with 37.9 percent in 1994. This increase is due to a decrease in the net income of Pioneer Technologies relative to the Company's total net income in 1995 coupled with higher effective state tax rates and the unrecognized tax benefit associated with the operating loss of the Canadian subsidiary. The increase in the effective tax rate from 35.4 percent in 1993 to 37.9 percent in 1994 was primarily due to a 1.0 percent increase in the statutory rate and the accrual of taxes on the unremitted earnings of our affiliate.

   Primarily due to the factors outlined above, fiscal 1995 net income was a record $25.0 million, up 27 percent from $19.7 million in 1994 which was, in turn, 52 percent above the $12.9 million in 1993.

   Earnings per share were a record $1.64 compared with $1.30 per share in 1994 and 89 cents fully diluted in 1993.

   Systems are in place providing for continuous measurement and evaluation of foreign exchange exposures so that timely action can be taken when considered desirable. Reducing exposure to foreign currency fluctuations is an integral part of the Company's risk management program. Financial instruments in the form of forward exchange contracts are employed as one of the methods to reduce such risk. The Company does not enter into financial instuments for trading or speculative purposes.

   We extend credit based on customers' financial condition, and generally collateral is not required. Credit losses are provided for in the financial statements when collectibility is in doubt.

   Inflation has had little effect on our operations.

CAPITAL AND LIQUIDITY

   On June 1, 1994, we acquired, for $10.1 million, certain assets of the Zentronics Division of Westburne Industrial Enterprises Ltd. ("Westburne"), a Canadian corporation, and assumed certain of Westburne's liabilities.

   We maintain a strong financial position and excellent liquidity. Current assets at fiscal 1995 year-end were $273.9 million, 1.9 times current liabilities. Of signifi-

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cance, sales have increased 160 percent in the past five years compared with only a 104 percent increase in working capital requirements.

   On August 1, 1994, we effected a three-for-two split of common shares in the form of a 50 percent share dividend. Also at that time, reflecting sales and earnings progress, the quarterly dividend rate was increased from 3.5 cents per share to 4.5 cents per share on a pre-split basis, 3 cents per share on a post-split basis, for a 29 percent increase. In addition to this increase, the fiscal 1996 first quarter dividend paid May 1, 1995 was increased by 17 percent to a 3.5 cents per share quarterly dividend rate. This marks the 7th consecutive year of a dividend increase and the 20th increase in the 24 years we have been publicly traded.

   We continued investing in programs to stimulate and support future growth. Capital expenditures were $11.3 million in 1995, $7.6 million in 1994 and $4.2 million in 1993. The increased spending in 1995 is largely related to ongoing initiatives designed to improve efficiencies through computer enhancement of operating processes. Plans call for approximately $20.0 million of capital expenditures in 1996. The planned increase in spending during 1996 is largely attributable to results of our continuing business process redesign efforts. Amounts expended will enable our technology toolset migration to a new, state-of-the art software platform to support growth and flexibility requirements. In addition, a portion of prior year expenditures as well as those planned for 1996 also relate to ongoing initiatives designed to improve efficiencies through computer enhancement of operating processes as well as meeting normal expansion needs of the business.

   In addition to excellent liquidity, we believe our credit facilities are sufficient to finance growth. In February 1995, we increased our revolving credit agreement to $65.0 million in total. As of March 31, 1995, $24.0 million of this total commitment was available for use. In addition to the revolving credit line, unsecured short-term lines of credit are available whereby a maximum of $20.0 million may be borrowed. At March 31, 1995, borrowings pursuant to these short-term lines totaled $7.0 million.

   Considering the available credit lines and funds derived from current operations plus the financing flexibility provided by the conservative debt to capitalization ratio of 34 percent, Pioneer-Standard believes that it has the alternative resources available to finance its growth needs.